

Masao Yamamoto
Chief Executive Officer
PPOL, INC.
3070 Bristol St.
Suite 440
Costa Mesa, CA 92626

November 16, 2009

Re: PPOL, INC.
Item 4.01 Form 8-K
Filed October 2, 2009, as amended October 21, 2009 and November 13, 2009
File No. 0-50065

Dear Mr. Yamamoto:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Michael Henderson
Staff Accountant